UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2012

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	June 22, 2012

Mizuho Financial Group, Inc.

By:	/s/ Hideyuki Takahashi
Name:	Hideyuki Takahashi
Title:	Managing Executive Officer / CFO

June 20, 2012

Mizuho Corporate Bank, Ltd.

FOR GENERAL RELEASE

Mizuho Corporate Bank, Ltd. to Acquire Banco WestLB do Brasil S.A.

On June 19, 2012, Mizuho Corporate Bank, Ltd. (MHCB; Yasuhiro Sato, President & CEO) reached an agreement with the German bank, WestLB AG, to acquire 100% of the issued and outstanding shares of its Brazilian corporate banking subsidiary, Banco WestLB do Brasil S.A. Completion of the transaction is subject to relevant regulatory approvals.

With strong domestic demand and rich natural resources supporting various industries, Brazil is rapidly becoming one of the most powerful economies in the world. Japan and Brazil have a deep historical relationship, and have also built a close economic connection over many years through direct investment, technological cooperation and joint national projects. There are expectations of abundant business opportunities in Brazil as continued economic growth is expected to be led by the expansion of markets in Brazil following large-scale infrastructure-related investments, etc., and the pace at which both Japanese and other Asian corporations are entering into Brazil is also accelerating.

MHCB has been responding to the needs of our customers in Brazil to date through our Sao Paulo Representative Office. This acquisition is an opportunity for MHCB to obtain a local banking platform which will enable it to further strengthen our capability to support the entrance and expansion of, and to further improve our services to, both Japanese and non-Japanese customers in Brazil. Moreover, we intend to use this acquisition to make further contributions to the development of the Brazilian economy through activities such as providing finance to local corporations in Brazil and engaging in various projects.

<Reference: Overview of Banco WestLB do Brasil S.A.>

Banco WestLB do Brasil S.A. (Sao Paulo) is a medium-size bank established in 1911 with total assets of approximately USD1.5 billion (as at December 30, 2011). It has 66 employees and focuses mainly on wholesale banking.

END